Exhibit 99.(a)(5)(v)

Snowy August Issues Open Letter to Shareholders After LookSmart's Board Fails to Respond

Shareholders Deserve Truth; Should Have Choice and Ability to Make Informed Decisions

New York, September 4, 2012 - Snowy August Management LLC today issued the following open letter to all shareholders of LookSmart, Ltd. (Nasdaq: LOOK):

"Dear Fellow Shareholders,

In light of the unprecedented entrenchment and disturbing lack of candor by LookSmart's failed leadership, we want to set the record straight. If we had known they couldn't be trusted to do the right thing, we would have reached out to you sooner. We intend to make up for lost time.

To that end, we plan to issue additional open letters directly to you in order to provide you with details regarding the questions and concerns and issues we have tried to resolve privately with LookSmart. You should know what LookSmart has wrongfully failed and refused to tell you about the tender offer and otherwise wrongfully failed and refused to disclose to shareholders.

Unlike LookSmart, we believe that you should have a choice and ultimately be able to decide for yourself what is in your own best interest based on your particular needs, goals, preferences, and circumstances. We believe that informed shareholders are better able to choose wisely and make correct decisions. If you are provided with truthful and adequate information, we are confident that you will be better able to decide for yourself whether or not LookSmart's insiders actually are and have been honest and ethical and acting in your best interests.

For the record, we are long-term, value investors and long-term shareholders of LookSmart. As some of you already know, we have supported LookSmart for years. For years, we waited for LookSmart's managers to perform. They failed to deliver. In spite of increasing concerns, we continued to support LookSmart. We waited even longer for LookSmart's managers to simply do what they said they could and would do. They refused to keep their promises.

We have been patient and understanding. They have failed and refused to do their jobs.

Contrary to what LookSmart may want you to think, we are committed to LookSmart's success. As most of you probably know, LookSmart has been plagued by dismal results and a host of other failures and disappointments for years. We suggested changes and improvements and raised questions and concerns. LookSmart's insiders ignored us and continued burning through cash and mismanaging the business. We commenced a tender offer to provide shareholders with realized value and real alternatives. In spite of imminent delisting, LookSmart has refused to provide shareholders with any choice and continued to deprive tendering shareholders of liquidity.

We have been fair and reasonable. They have failed and refused to satisfy their duties.

Contrary to what LookSmart may be saying, we have tried to work with LookSmart privately to resolve our concerns. As all of you should know, we have serious questions and concerns regarding LookSmart's long-standing lack of performance, excessive overcompensation, poor vision, failed leadership, dubious corporate governance practices, shady public disclosures, and otherwise dismal track record. LookSmart's insiders have not responded to our requests or made any reasonable effort to address the issues. They aren't negotiating with us on behalf of shareholders. They aren't communicating with us at all. They haven't even bothered pretending like they care.

We have waited long enough. They have failed and refused to act in good faith.

We would have preferred not to discuss these matters via public forum. Indeed, we could have publicized various concerns before now. Instead, we tried to work with LookSmart privately and have undertaken only very modest and minimal publicity, including press releases required by law in connection with the tender offer.

It didn't have to be this way. It doesn't have to continue this way. We would like to work together with LookSmart and shareholders on a more positive and friendlier basis to address our concerns. But, until we are satisfied that LookSmart's insiders are able and willing to act in the best interests of all shareholders, we plan to raise questions and concerns directly with you and communicate with shareholders on a more regular basis."

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About Snowy August Management LLC

Snowy August Management LLC is an alternative investment manager headquartered in New York. Snowy August provides value-oriented investment management services, focusing on information technology and Southeast Asian businesses and investments. As of the date hereof, Snowy August may be deemed to beneficially own 863,312 (5.0%) of LookSmart's outstanding shares of common stock.

About the Tender Offer

This press release is intended to inform security holders or the public in general about a third-party tender offer being made by PEEK Investments LLC to purchase all the outstanding shares of common stock of LookSmart, Ltd. for $1.00 per share, net to the seller in cash, without interest and less any applicable withholding taxes, pursuant to the Schedule TO filed July 20, 2012 by PEEK with the SEC and related tender offer material. This press release is not an offer to purchase or a solicitation of an offer to sell any securities. Security holders are advised to read the tender offer material because it contains important information about the tender offer. Security holders may obtain the material for free at the web site maintained by the SEC at http://www.sec.gov. Security holders may request free copies of the material from PEEK or the information agent for the tender offer using the contact information provided herein or in the material.

About any Possible Proxy or Consent Solicitation

This press release is not a request for, or to execute or revoke or not execute or revoke, any proxy or consent. This press release is not intended to solicit, or result in the procurement, withholding, or revocation of, any proxy or consent. We are not asking you for any proxy or consent. You are requested not to send us a proxy or consent. Any such solicitation will be made pursuant to solicitation materials filed with the SEC if and as required by law.

Forward-Looking Statements

This press release contains forward-looking statements that are subject to factors that could cause actual results to differ materially from expected results, including assumptions that may not be correct or accurate due to risks related to LookSmart and other parties, circumstances, and conditions we cannot control or predict, the inherent uncertainty of future events, and other factors that may cause us to change our plans.

Source: Snowy August Management LLC

Contacts:

Michael Onghai

President, Snowy August Management LLC

(917) 397-7234

michael@snowyaugust.com

Fletcher Clark Johnston

Legal Counsel, Securities Law Adviser Group LLC

(214) 808-3264

fletcher.johnston@seclawgroup.com

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